Mail Stop 4561

January 29, 2009

VIA USMAIL and FAX (651) 227-7705

Mr. Patrick W. Keene
Chief Financial Officer
AEI Real Estate Fund XVIII LP
30 East 7th Street, Suite 1300
St. Paul, Minnesota 55101

       Re: AEI Real Estate Fund XVIII LP
              Form 10-KSB for the year ended December 31, 2007
              Filed on March 28, 2008
              File No. 000-18289

Dear Mr. Patrick Keene:

      We have reviewed your response letter filed December 31, 2008 and have the following additional comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Provide to us the information requested if indicated and please be as detailed as necessary in your explanation.

FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2007

Certifications

1.   We note that your certifications were not filed in the exact form as outlined in Item 601(B)(31) of Regulation S-B. Some of the discrepancies include replacing the word "information" with the phrase "data and have identified for the registrant's auditors any material weaknesses in internal control over financial reporting" in paragraph 5(a) and replacing the phrase "internal control over financial reporting" with the phrase "internal controls" in paragraph 5(b). We noted similar discrepancies in the amended certifications in your Forms 10-Q as of March 31, 2008, June 30, 2008 and September 30, 2008. Please confirm that future filings will include certifications in the exact form as outlined in Item 601(B)(31) of Regulation S-K.

                            ***

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please submit your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Jaime John at (202) 551-3446 or me at (202) 551-3413 if you have questions.

Sincerely,

Cicely LaMothe
Branch Chief